

SAVE CAPITAL SENIOR LIVING CORP.

PRESENTATION PREPARED BY ORTELIUS ADVISORS, L.P.
SEPTEMBER 2021

DISCLAIMER

The materials contained herein (the "Materials") represent the opinions of Ortelius Advisors, L.P. and certain of its affiliates (collectively, "Ortelius Advisors" or "Ortelius") and are based on publicly available information with respect to Capital Senior Living Corporation ("CSU", "Capital Senior Living" or the "Company"). Ortelius Advisors recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Ortelius Advisors' conclusions. Ortelius Advisors reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Ortelius Advisors disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Ortelius Advisors herein are based on assumptions that Ortelius Advisors believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Each of the members of Ortelius Advisors currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of Ortelius Advisors from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Ortelius Advisors discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Ortelius Advisors expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Ortelius Advisors. Although Ortelius Advisors believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Ortelius Advisors will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Ortelius Advisors has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

Nothing in this presentation should be construed to indicate the involvement of any person as a participant in our solicitation of proxies in connection with the Special Meeting except as stated in our definitive proxy statement. This presentation is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to any transaction or otherwise. In addition, any potential transaction or rights or securities offering will be subject to negotiations between parties thereto, and unless and until a definitive agreement has been executed and delivered, no contract or agreement providing for such a transaction between any entities named herein or offering involving any such entities shall be deemed to exist.

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TABLE OF CONTENTS



EXECUTIVE SUMMARY

WHY WE ARE HERE

CSU's Board, which has presided over years of value destruction, ran a deeply flawed review of the Company's capital needs and financing options during the first half of 2021

The Board conducted its review without a Chief Financial Officer, without accounting for the pandemic recovery and without engaging a broad cross-section of current stockholders

Despite improving business fundamentals and modest near-term maturities, the Board agreed to a series of costly, dilutive and outsized transactions that would effectively give away control to Conversant Capital and handsomely reward existing management

We urge stockholders to REJECT the proposed transactions on our GOLD PROXY CARD at CSU's Special Meeting – we believe this will allow the Board to assess available alternatives that are more affordable and equitable

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ABOUT ORTELIUS

Ortelius is one of CSU's largest stockholders, owning 12.7% of the Company's shares

Firm Overview

- Ortelius is a research-intensive, fundamental-based alternative investment firm founded by Peter DeSorcy and H.R.H. Prince Pavlos in 2015

- The firm's principals collectively possess decades of experience managing various alternative investment vehicles and building proprietary businesses within the financial services industry

- Ortelius has a strong track record of engaging with public companies to implement corporate and/or capital structure changes that result in enduring value for stockholders

- Ortelius has outlined affordable and equitable financing alternatives for CSU that it is willing to participate in

Relevant Recent Positions





ABOUT CSU

CSU is a historically mismanaged business with attractive assets, operations and long-term potential

Business Summary

- CSU is a national owner-operator of senior living communities

- CSU operates 68 communities, 60 of which are wholly-owned, serving over 6,000 residents across 18 states

- The Company's near-term operating strategy has involved:
    - Optimizing and streamlining the portfolio
    - Growing organically through existing communities
    - Investing in community upgrades and resident programming
    - Deepening and nurturing customer relationships

Financial Snapshot*

- Founded: 1990
- Headquarters: Dallas, TX
- Share Price: $34.50
- Market Capitalization: $75.57 million
- Shares Outstanding: 2,190,559
- Cash on Hand: $14.56 million

Data reflects CSU's closing stock price on 09/03/21 and the Company's most recent 10-Q filing.

Five-Year TSR of -87% Appears to Reflect the Board's Poor Decisions and Oversight*



Source: Bloomberg (TSR runs through 08/06/2021).

Stock Price Decline of -41% After Deal Announcement Reflects Market's Negative View



Based on closing prices on 07/21/2021, the day before the transactions were announced and 08/06/2021, the day before Ortelius went public with its opposition.

CSU DOES NOT FACE FINANCIAL RUIN WITHOUT THE $152.5 MILLION LINKED TO THE PROPOSED TRANSACTIONS

Focus on the Facts

✓ The Company has less than $50 million of debt coming due in the next 6 months

✓ The Company's debt maturities are overcollateralized by the value of its substantial real estate holdings

✓ The vast majority of the Company's near-term debt is non-recourse to the parent company

✓ The Company extended its $40.5 million bridge loan with BBVA USA Bancshares, Inc. ("BBVA") in August for one year on similar terms

✓ As the pandemic eases, the Company's fundamentals and capital position are clearly improving

✓ Ortelius highlighted in its September 13th letter that it is convinced CSU will have viable financing alternatives if the proposed transactions are voted down at the Special Meeting

Since the Board signed away its right to pursue more affordable and equitable financing when it entered into the outsized deal with Conversant Capital, management apparently feels obligated to paint an overly-dire financial picture for the Company's stockholders

CSU HAS MANAGEABLE NEAR-TERM DEBT MATURITIES

Although the Board claims CSU faces financial ruin without Conversant Capital, the Company has modest near-term maturities and substantial real estate value backing its debt



Debt Maturity Schedule as of 8/12/2021[1]

Net Book Value Of Real Estate [2] · · · · · · · · · · · · · Bridge Loans [3] · Promissory Note · Non-Recourse Mortgage Debt

- Dec 2021: $33.9M (Net Book Value), $31.5M (Bridge Loans)
- 2022: $99.6M (Net Book Value), $94.7M total — $17.3M (Promissory Note), $36.9M (Non-Recourse Mortgage Debt), $40.5M (Bridge Loans)
- 2023: $12.4M (Net Book Value), $10.5M
- 2024: $203.2M (Net Book Value), $153.0M
- 2025: $134.2M (Net Book Value), $118.0M
- 2026 & After: $296.9M (Net Book Value), $283.5M

[1] Capital Senior Living Investor Presentation, dated July 22, 2021.
[2] Capital Senior Living's FY 2019 Form 10-K. These figures were not disclosed in FY 2020's Form 10-K.
[3] December 2021 bridge loan from Fifth Third Bank has 25% corporate guarantee. December 2022 bridge loan from BBVA has 100% corporate guarantee.

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OUR ANALYSIS SUGGESTS $70 MILLION IN NEW CAPITAL IS MORE THAN SUFFICIENT TO ADDRESS CSU'S NEAR-TERM NEEDS



CSU states the investment will address "near- to medium-term maturities, including all mortgage debt maturities through 2023" [1]

Unnecessary at this point, and certainly not accretive given the high cost of Conversant Capital's financing

Working capital needs are already funded by promissory note issued to Conversant Capital on July 22nd

No need to address non-recourse, property-level Fannie Mae mortgage debt at this point

Furthermore, the $40.5 BBVA bridge loan was extended for 12 months following the Conversant Capital deal announcement, reducing liquidity needs

Promissory note repayment $21.8M

BBVA bridge loan extension payments $5.3M [3]

Fifth Third bridge loan repayment $31.5M

[1] Capital Senior Living Investor Presentation, dated July 22, 2021.
[2] Assumes promissory note is repaid on December 31, 2021, at a 1.20x repayment premium and 15% PIK interest.
[3] In August 2021, the $40.5M BBVA bridge loan originally due in December was extended for 12 months, with a new maturity date of December 31, 2022, in exchange for a $5.3M loan paydown scheduled over the term of the extension period.

CSU'S FUNDAMENTALS AND CAPITAL POSITION ARE IMPROVING

The Company's fundamentals and capital position are steadily improving as the effects from the pandemic abate and following the early extension of the BBVA loan

Resident occupancy is trending upward	**CSU received an extension of its $40.5 million loan with BBVA**	**Working capital needs were funded by promissory note alone**
		
July marked the fifth month of consecutive growth for the Company, with occupancy at 80.4%, an increase of 510 basis points from the pandemic low average monthly occupancy of 75.3% in February 2021[1]	The 12-month extension of the BBVA loan materially reduces the Company's liquidity needs. We suspect the remaining $31.5 million in bank debt, collateralized by two properties and a 25% corporate guarantee, could also be refinanced before its maturity date four months from now	Conversant Capital's $17.3 million promissory note – despite its egregious terms – provided immediate interim debt financing for working capital between signing and closing of the private placement

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[1] Capital Senior Living Investor Presentation, dated August 12, 2021.

CSU'S LONG-TERM OUTLOOK IS BRIGHT

Ortelius has demonstrated its significant confidence in CSU's assets, operations and long-term potential by recently increasing its stockholdings from 7.2% to 12.7%

1   **Significant and Growing Market Opportunity**

- Sharply accelerating growth of 80+ cohort: 4.1% population CAGR expected from 2020 to 2030[1]
- Unique period for sector and company-specific growth as affluent baby boomer segment ages

2   **Worst of Pandemic is Behind Us**

- In May, CSU indicated its occupancy and financial metrics were improving, long-term demographic tailwinds remained intact and that the hard work of its "three-year transformational strategy" to stabilize the business was "complete"[2]

3   **Recent Positive Momentum in CSU's Business**

- Industry-leading June month-end occupancy of 80.9% [3]
  - Brookdale Senior Living: 72.6% [3]
  - Welltower seniors housing owned portfolio: 74.6% [3]
  - Ventas seniors housing owned portfolio: 79.4% [3]

[1] Capital Senior Living Investor Presentation, dated August 12, 2021.
[2] Capital Senior Living's May 13th earnings call.
[3] Company filings.

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THE BOARD'S STRATEGIC REVIEW WAS FLAWED AND LACKED FORESIGHT

We believe the Board ran a flawed process and is now promoting a deal that does not serve the best interests of CSU's stockholders

- x **The Board did not attempt to engage with a cross-section of large stockholders about their willingness to provide fresh capital to the Company**

- x **After initiating its review in January 2021, the Board appears to have stuck to the same course, despite the fact that the Company's fundamentals and operating environment were improving**

- x **The Board retained high-priced advisors for its review, but curiously did not direct the Company to hire a Chief Financial Officer to manage or support the process**

- x **The Board seems to have overlooked the fact that the world is currently awash in trillions of dollars of liquidity at historically low yields and credit spreads**

- x **The Board agreed to exclusivity with Conversant Capital, precluding it from engaging with alternative financing sources and from offering a go-shop period typically found in change-in-control transactions**

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THE BOARD'S FLAWED REVIEW LED TO THE COSTLY, DILUTIVE AND OUTSIZED TRANSACTIONS WITH CONVERSANT CAPITAL

Ortelius believes the oversized transactions and their governance terms will irreversibly impair value for existing stockholders and would hand control of CSU to Conversant Capital

 **The transactions include costly 11%-15% interest rates on the debt portion**

 **The transactions would be punitively dilutive to existing stockholders**

 **The transactions' terms contemplate millions in bonuses for management**

 **The transactions provide more capital than the Company currently needs**

 **The transactions position Conversant Capital to take control of CSU**

 **Management cash bonuses plus transaction-related expenses amount to 21% of market cap[1]**

SaveCSU   [1] Market capitalization based on July 21, 2021 closing stock price.

THE MARKET APPEARS TO SHARE OUR SIGNIFICANT CONCERNS WITH THE CONVERSANT CAPITAL DEAL

The Company's stock plunged an incredible 41% following the transactions' announcement[1]



CSU's Closing Stock Price Movement Since the Transactions Were Announced on July 22nd

July 22, 2021: CSU announces the proposed Conversant Capital deal

[1] Based on closing prices on July 21, 2021, the day before the transactions were announced and August 6, 2021, the day before Ortelius went public with its opposition.

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CSU'S STOCK PRICE ONLY REBOUNDED ONCE ORTELIUS INITIATED ITS PUBLIC CAMPAIGN TO REJECT THE TRANSACTIONS

The Company's stock price *is up approximately 44%* since Ortelius went public with its opposition to the proposed deal[1]



CSU's Closing Stock Price Movement Since Ortelius Publicly Opposed The Transactions

August 9, 2021: Ortelius initiates public campaign to oppose deal

[1] Based on closing prices on August 6, 2021, the day before Ortelius went public with its opposition, and September 3, 2021.

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WE BELIEVE SUPERIOR FINANCING ALTERNATIVES EXIST

If stockholders vote down the proposed transactions, we are confident CSU will be able to readily access more affordable alternatives to sufficiently address near-term capital needs

We believe CSU could raise up to $70 million through an equity rights offering that is decoupled from the Conversant Capital deal	We believe CSU could raise up to $70 million or more via combined debt and equity financing that is less costly than the Conversant Capital deal
• Ortelius is prepared to participate as a backstop and subscribe well beyond its pro rata stockholdings in a new equity rights offering	• Ortelius has received a non-binding term sheet from an established, credit-focused manager with more than $10 billion in capital for an approximately $46 million bridge loan that would be made to CSU[1]
• Ortelius believes other established and well-capitalized investors, including Caligan Partners, would be interested in participating as a backstop for the rights offering	• The term sheet includes an interest rate and provisions that are far less burdensome than Conversant Capital's interim financing
• Our interactions with other investors lead us to believe that there is ample interest in a rights offering which does not have the overhang of a priming security, punitive dilution and looming change-in-control of the business	• Given CSU is a public company with significant disclosures, we believe the lender that provided the term sheet, or an alternative lender with similar experience, would be able to conduct expedited confirmatory diligence as soon as the Board provided authorization and sized its capital needs
• We believe up to $70 million could be raised in Q4 2021	

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[1] Subject to confirmatory due diligence.

THE ADD UP:

The Board's <u>flawed review resulted in costly, dilutive and outsized proposed transactions</u> **that would effectively hand control of the Company to Conversant Capital**

Since the review was initiated in January 2021, the industry's outlook has improved dramatically, making the proposed transactions <u>the wrong decision for CSU stockholders</u>

Ortelius believes <u>there are superior alternatives readily available</u> **to the Company if stockholders were to vote down the proposed transactions**



THE BOARD'S FLAWED STRATEGIC REVIEW

THE BOARD FAILED TO PUBLICLY EXPLORE ALL ALTERNATIVES

We contend that the Board botched the key aspects of its review

 **The Board did not attempt to engage with a cross-section of large stockholders about their willingness to provide fresh capital to the Company**

- The process it ran appears to have resulted in dubious assessments of the Company's capital needs and readily available financing options
- If the Company's liquidity needs were so dire, it would have seemed logical for it to pursue all avenues, including engaging with existing stockholders for a rights issuance

 **The Board either did not understand or overlooked the fact that the world is awash in trillions of dollars of liquidity at historically low interest rates and credit spreads**

- We believe it was readily achievable to refinance the Company's bank debt coming due in December 2021 with existing or new lenders on roughly similar terms
- In fact, the Company extended its $40.5 million loan with BBVA just three weeks after CSU announced the transactions

 **We believe the Board lacks the acumen, experience and stockholder perspectives needed to credibly evaluate strategic alternatives and make the right financing decision**

- We find it alarming that the Board would effectively seek to sell control of the Company to Conversant Capital at what we believe is a material discount
- The Board agreed to exclusivity with Conversant Capital, precluding it from engaging with alternative financing sources and from offering a go-shop period typically found in change-in-control transactions

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THE BOARD FAILED TO ENGAGE SUFFICIENTLY WITH MAJOR EQUITY HOLDERS IN THE COMPANY

Despite having a base of committed and well-capitalized stockholders, the Board opted not to engage with investors such as Ortelius

- We believe existing stockholders, such as Ortelius, would have been interested in backstopping or participating in a rights offering during the first half of 2021
  - Disappointingly, the Board ignored our offer to discuss alternative financing options following the Conversant Capital deal announcement

- Morgan Stanley contacted potential investors in January 2021, when CSU's occupancy was trending down and the industry was still reeling from the effects of the pandemic
  - Ortelius believes it's a different world today, given occupancy bottomed out in February 2021 and has improved markedly each month thereafter

- The Board ultimately agreed to transactions that would benefit management, Morgan Stanley and Conversant Capital at the expense of stockholders

> *Rather than engage in a public process to explore other options with current investors, the Board rushed into a deal with a newly-founded hedge fund that had no meaningful equity ownership in the Company*

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THE TERMS OF THE CONVERSANT CAPITAL DEAL ARE SO EGREGIOUS THE DEAL CAN ONLY BE JUSTIFIED AS A LAST AVAILABLE OPTION

We question how these transactions with Conversant Capital could ever end up being accretive

The exceedingly costly interim debt financing from Conversant Capital of approximately $17.3 million includes:

- A **headline interest rate of 15%** and **~$2.3 million earmarked to pay Conversant Capital's costs and expenses**

- A payment premium to give Conversant Capital a **capital return of 1.05x to 1.20x on top of accrued interest**

- **Effective annualized interest rate of 24%** if the proposed transactions close at year-end

It appears that the interim financing has been structured to be as coercive as possible for stockholder approval:

- If the transactions are not approved and the interim financing is not repaid as part of their closing, **the payment premium on the interim financing rises from 1.05x to 1.20x**

- **It seems to us that the Board is aware these deals cannot stand on their own merits**

- **Effective annualized interest rate of 58%** if the proposed transactions are rejected and interim debt is refinanced at year-end

Adding insult to injury, the Board has agreed to **use $2.3 million of the promissory note proceeds to pay Conversant Capital's expenses:**

- We question why the Board would feel the need to make this concession after already agreeing to horrific financing terms and transferring significant value away from common stockholders

WE QUESTION WHETHER THE BOARD UNDERSTOOD THE NUANCES OF ITS BRIDGE LOANS

The substantial real estate value of collateral and limited corporate guarantees provide the Company flexibility in addressing its bridge loans

	BBVA			Fifth Third Bank	
Interest Rate		L+ 4.50%, Interest-only		L + 3.25%, Interest-only	
Maturity Date		December 31, 2022		December 23, 2021 (estimated)	
Outstanding Balance		$40.5M		$31.5M	
Corporate Guarantee		100%		25%	
Underlying Properties	Georgetowne Place	Harrison at Eagle Valley	Rose Arbor	Autumn Glen	Cottonwood Village
City	Fort Wayne	Indianapolis	Maple Grove	Greencastle	Cottonwood
State	IN	IN	MN	IN	AZ
Net Book Value of Collateral YE'19[1]		$60.5M		$33.9M	
Year Built / Expandable	1987	1985	2001	1999	1986
Total Rooms	152	117	130	47	160



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[1] Net Book Value of Collateral YE'19 from the 2019 10-K. Undisclosed in 2020's 10-K.

23

THE 2022 MORTGAGE DEBT IS NON-RECOURSE TO THE CORPORATE PARENT

These mortgages are readily able to be refinanced, as they are backed by significant real estate value

 Fannie Mae  Fannie Mae  Fannie Mae  Fannie Mae

Interest Rate	4.69%			4.97%	4.48%	4.85%
Maturity Date	April 2022			April 2022	May 2022	May 2022
2019 YE Balance	$22.6M			$2.0M	$10.2M	$3.6M
Corporate Guarantee	0%			0%	0%	0%
Underlying Properties	Waterford on Cooper	Waterford at College Station	Good Tree	Wellington at Conroe	Wellington at Conroe	Remington at Valley Ranch	Remington at Valley Ranch
City	Arlington	College Station	Stephenville	Conroe	Conroe	Irving	Irving
State	TX	TX	TX	TX	TX	TX	TX
Net Book Value of Collateral YE'19[1]	$25.0M			$4.0M	$14.2M	$14.2M
Year Built / Expandable	1994	1996	1998	AL-1997/ IL-2001	AL-1997/ IL-2001	2000	2000
Total Rooms	90	53	59	43	43	126	126

[1] Net Book Value of Collateral YE'19 from the 2019 10-K. Undisclosed in 2020's 10-K.

24

SaveCSU

WE QUESTION WHETHER THE BOARD UNDERSTOOD THE IMPLICATIONS OF CSU'S IMPROVING FUNDAMENTALS

Monthly Resident Occupancy Steadily Improving[1]



Quarterly - Pre-Pandemic | Quarterly - Pandemic | Monthly - Post-Pandemic

Q1 '19: 85.7% | Q2 '19: 85.0% | Q3 '19: 84.5% | Q4 '19: 84.4%

Q1 '20: 83.7% / 82.9% | Q2 '20: 81.5% / 80.6% | Q3 '20: 79.3% / 78.6% | Q4 '20: 77.4% / 76.5%

Jan '21: 75.8% / 75.7% | Feb '21: 75.3% / 75.3% | Mar '21: 75.5% / 76.7% | Apr '21: 76.9% / 78.5% | May '21: 78.2% / 79.3% | Jun '21: 79.1% / 80.9% | Jul '21: 80.4% / 81.8%

Average Occupancy   End of Period Spot Occupancy

[1] Capital Senior Living Investor Presentation, dated August 12, 2021.

25

THE BOARD APPARENTLY SOUGHT OUT A LARGE QUANTUM OF CAPITAL FROM THE BEGINNING

Had the Board been willing to be more flexible in addressing its liquidity profile and accepting smaller and more tactical tranches of capital, its process may have yielded far better results

Ortelius suspects the private placement sought by the Board's January 2021 strategic process was very large, as evidenced by the unusually low response rate to its initial outreach and the large proposed investment sizes:

- "Beginning in January 2021, at the Transaction Committee's direction, Morgan Stanley contacted 33 potential investors with respect to a potential transaction with the Company that could range from a private placement to an acquisition of the whole company."[1]

- "On March 23, 2021, three potential investors submitted non-binding proposals for an investment in the Company, all of which included aggregate investments that ranged from $100 million to $150 million."[1]

The Board decided against a smaller capital raise on May 24, 2021:

- "On May 24, 2021... The Transaction Committee discussed the Company's available options, including moving forward with the Conversant Bidder and pursuing a smaller capital raise. The Transaction Committee considered that the debt maturing by May 2022 was approximately $110 million and the Company had near-term operating disbursements that were placing significant pressure on its cash reserves and that due to the Company's cash constrained situation, the minimum investment needed in the near term was not less than $75 million and that raising that amount in one transaction in the public markets would be challenging."[1]

[1] Capital Senior Living's definitive proxy statement, section titled "Background of the Transactions."

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BOARDROOM AND MANAGEMENT DEFICIENCIES RESULTED IN A BAD DECISION FOR STOCKHOLDERS

The Conversant Capital deal rewards the Company's management and advisors and Conversant Capital – everyone but existing stockholders

- Rather than hire a Chief Financial Officer and follow best practices requisite for such an endeavor, the Board appears to have relied heavily on its own limited acumen and the Company's bankers at Morgan Stanley

- We fear that the **combination of deficient skills in the boardroom and divergent incentives for Morgan Stanley** led to the Board's entering into a series of costly and egregious transactions

- The terms of the transactions also compel us to question whether Morgan Stanley, which likely stands to make millions of dollars in fees from these transactions, did not want a simpler capital raise with existing stockholders

  - It is not lost on us that Morgan Stanley would not earn nearly as much if the Company simply negotiated with its banks and/or secured a more modest amount of interim financing

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THE BOARD'S DESIRED USE OF FUNDS GOES FAR BEYOND AVOIDING FINANCIAL DISTRESS

If CSU is in such dire straits and needs capital for ongoing operations and the repayment of debt, why is it planning to allocate proceeds from a usurious financing arrangement to a new "pipeline of identified potential investments"?

- According to the Company's illustrative use of capital, $15 million is allocated toward "Acquisitions" and $20 million is allocated toward "Current Portfolio Investments"
- **Management has made alarming and contradictory statements about the planned use of deal proceeds and the return profile of these investments, leading us to question whether the Board is attempting to cosmetically address the recent stock price decline and stockholder pressure**
  - In its July 22nd presentation, the Company noted "[w]ith the availability of new capital, Capital Senior Living intends to pursue a pipeline of identified potential investments in its current portfolio with attractive expected return on investment in the mid-teens."
  - In its August 12th presentation, the Company conspicuously advertised materially higher returns on investments of more than ~30% on memory care conversions and up to ~25% on interior refreshes

From CSU's July 22nd Investor Presentation

Provides Capital to Accelerate Occupancy Recovery and Market Penetration
Capital
With the availability of new capital, Capital Senior Living intends to pursue a pipeline of identified potential investments in its current portfolio with attractive expected return on investment in the mid-teens.
Renovations
Common area enhancements and upgrades
Complete refurbishment projects comprising flooring, furniture, paint, décor and lighting
Refreshment capital expenditures for minor upgrades
Conversions
Opportunity to capture market share and embedded demand for memory care
Converting existing IL / AL inventory into memory care to achieve highest and best use
Upgrades
Improve resident experience and competitive positioning with targeted enhancements
Comprises kitchen upgrades, bathroom upgrades, and other unit-specific improvements
DISCOVER the difference
See Forwarding Looking Statements Disclaimer 14

[1] Company investor presentation dated July 22, 2021.
[2] Company investor presentation dated August 31, 2021.

THE COSTLY, DILUTIVE AND OVERSIZED CONVERSANT CAPITAL DEAL

THE CONVERSANT CAPITAL TRANSACTIONS' TERMS ARE RIDDLED WITH ISSUES

Ortelius takes exception to the troubling terms associated with the proposed transactions and the de facto handover of CSU to Conversant Capital

 **The transactions demonstrably fail to maximize the value of the Company**

 **Conversant Capital would have the right to designate directors and potentially even the Board's chairperson**

 **The transactions would dilute existing common stockholders of CSU**

 **The transactions would hand over control of CSU to Conversant Capital in certain business-critical aspects**

 **The transactions include exceedingly costly interim debt financing from Conversant Capital**

SaveCSU

ISSUE #1: $82.5 MILLION PRIVATE PLACEMENT EFFECTIVELY HANDS CONTROL OF CSU TO CONVERSANT CAPITAL AT A STEEP DISCOUNT

The transactions demonstrably fail to maximize the value of the Company, which is now trading at a significant discount to its underlying assets

- The highly-dilutive $82.5 million private placement of the newly created Series A Preferred Stock would:
  - Accrue preferred **dividends at a rate of 11% to 15%**
  - Be convertible into Common Stock at an initial conversion price of $40 per share, **which is a 16% discount to the 30-trading day VWAP ending July 21, 2021**, the day before the transactions were announced

Implied Volatility (40%)*

Coupon %	Issue Premium %	Issuance Price	Kynex Bond Value	Call Option Value[1,2]	Theoretical Value
11%	(6.5%)	$100	$133.96	$13.74	$147.70
12%	(6.5%)	$100	$137.45	$13.74	$151.19
13%	(6.5%)	$100	$140.93	$13.74	$154.67
14%	(6.5%)	$100	$144.39	$13.74	$158.13
15%	(6.5%)	$100	$147.84	$13.74	$161.58

Ortelius believes that a thorough and comprehensive strategic process – looking beyond the short-term business impact of the pandemic – would have led to CSU's being valued at a significant premium to its recent one-year high trading price of $58.94

*Key assumptions include $40 conversion price and 11% credit spread.
[1] Calculated via Bloomberg OVME; 3-year duration from hypothetical 12/31/2021 settlement date.
[2] Excludes value of additional stock accrued via company electing payment-in-kind.

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ISSUE #2: THE OVERSIZED TRANSACTIONS AND THEIR EGREGIOUS TERMS WILL EFFECTIVELY AMOUNT TO A SALE OF THE COMPANY

Conversant Capital is offering exceedingly costly interim debt financing

 The financing would include a **headline interest rate of 15%** and **approximately $2.3 million earmarked to pay Conversant Capital's costs and expenses**, with a payment premium to give Conversant Capital a capital return of 1.05x to 1.20x on top of accrued interest

 The Board has agreed to a seemingly inflated annualized interest rate on the interim debt financing provided by Conversant Capital, with **ranges from slightly more than 20% to potentially more than 50%**

 The cost of capital on the Series A Convertible Preferred Stock, given the volatility of the stock, as well as duration and in-the-money strike price of the option, **could be just as egregious as the promissory notes**

 Existing stockholders **may be diluted by approximately 70%** in the years to come if Conversant Capital wholly backstops the rights offering

ISSUE #3: CSU IS ISSUING ADDITIONAL PREFERRED STOCK TO FUND COSTLY COMMITMENTS TO CONVERSANT CAPITAL

Stockholders now face the grim prospect of costly and unnecessary preferred stock in the capital structure

- Conversant Capital's commitment to backstop $42.5 million of a ~$70 million Common Stock Rights Offering to existing stockholders at $32 per share **would be funded through the issuance of additional Series A Preferred Stock to Conversant Capital**

- **The cost of capital** on the Series A Convertible Preferred Stock, given the volatility of the stock, as well as duration and in-the-money strike price of the option, **could be just as egregious as the promissory notes**

- Due to the Board's faulty and suboptimal decision-making, **existing stockholders may be diluted by approximately 70% in the years to come** if Conversant Capital wholly backstops the rights offering

- Preferred stockholders would capture the lion's share of equity returns going forward



ISSUE #4: CONVERSANT CAPITAL IS GRANTED THE ABILITY TO DESIGNATE DIRECTORS AND EFFECTIVELY CONTROL CSU'S BUSINESS DECISIONS

If completed, the transactions would give Conversant Capital significant control of CSU, even creating a "controlled company," per NYSE listing standards under certain scenarios [1]



Assuming the Private Placement is completed, the full amount of the Backstop Commitment is exercised and the full amount of the Equity Accordion is funded, Conversant Capital would have:

- **63.12% of the voting power of stockholders** (on an as-converted basis) and;
- **The right to designate five directors of an eight-person Board**



Even assuming that holders of the Common Stock exercise rights to purchase at least $42.5 million (and as a result no shares of Series A Preferred Stock are issued to Conversant Capital under the Backstop Commitment), Conversant Capital would have:

- **32.01% of the voting power of stockholders** (on an as-converted basis) and;
- **The right to designate three directors of an eight-person Board**



Covenants and consent requirements prior to and following closing of the transactions **prohibit the Company from taking various actions without Conversant Capital's consent**

[1] Capital Senior Living's proxy statement.

ISSUE #5: CSU IS AWARDING SENIOR MANAGEMENT BONUSES UPON THE CLOSING

Ortelius finds it appalling that the Board wants to grant certain CSU employees a sizable amount of stock <u>without subjecting those individuals to the same dilution as current stockholders</u>

797,699 Shares

$4.2M Cash

- The Board has proposed increasing the number of shares of stock the Company may issue under the Company's 2019 Stock and Incentive Plan from 150,000 shares to 797,699 shares
- Astoundingly, **such changes could give management an even greater pro-forma share of the Company**

- We consider it outrageous that the Board has **approved a $4.2 million cash retention pool for certain employees**
- Ortelius contends that executives such as CEO Kimberly S. Lody, **who would personally receive a $1.6 million bonus**, should not be receiving lavish retention payments as part of **rescue financing purportedly being pursued to help the Company avert distress**

Accepting material compensation for just doing their jobs, while claiming that the Company is in dire straits, suggests the Company's executives are tone-deaf and misaligned with stockholders

SaveCSU

CONVERSANT CAPITAL TRANSACTIONS ARE GROSSLY EXPENSIVE COMPARED TO RESCUE FINANCINGS DONE IN THE MIDST OF COVID-19

Mortgage REITs faced imminent liquidation and margin calls during the pandemic, but were able to successfully raise sufficient capital on significantly better terms than CSU



Velocity Financial Announces $45 Million Equity Offering and Financing Amendments

Apr 06 2020

WESTLAKE VILLAGE, Calif.--(BUSINESS WIRE)--Velocity Financial, Inc. (NYSE: VEL), (the "Company," "Velocity," "we" or "our") today announced that it has reached an agreement to issue and sell $45 million of Series A Convertible Preferred Stock and warrants to purchase shares of the Company's common stock to investment funds affiliated with Snow Phipps Group, LLC ("Snow Phipps") and TOBI III SPE I LLC ("TOBI").

"Over the past week, we worked closely with our original sponsors, Snow Phipps and TOBI, and warehouse repurchase lending partners to quickly react to unprecedented markets conditions by strengthening the Company's balance sheet and liquidity profile," said President and CEO, Chris Farrar. "We are pleased to have their continued support as we navigate these difficult times."

The issuance of the Series A Convertible Preferred Stock and warrants and the agreements in connection therewith were unanimously approved by a transaction committee (the "Transaction Committee") comprised solely of independent and disinterested members of the Company's board of directors.

Velocity's Current Report on Form 8-K filed with the Securities and Exchange Commission this morning includes additional information regarding the terms of the Series A Preferred Stock and warrants and the proposed sale. In addition, the Company has entered into amendments with the lenders on its existing warehouse repurchase agreements. The amended agreements provide the Company with a more flexible and stable financing solution for its recently originated whole loans.



Great Ajax Corp. Announces $80 Million Private Placement

April 03, 2020 08:34 PM Eastern Daylight Time

NEW YORK--(BUSINESS WIRE)--Great Ajax Corp. (NYSE: AJX) (the "Company") announced today that the Company has entered into a securities purchase agreement pursuant to which it has agreed to issue and sell $80 million of the Company's preferred stock and warrants to affiliates of an institutional accredited investor in a private placement. The Company will issue 1,200,000 shares of the Company's 7.25% Series A Fixed-to-Floating Rate Preferred Stock, liquidation preference $25.00 per share, and 2,000,000 shares of the Company's 5.00% Series B Fixed-to-Floating Rate Preferred Stock, liquidation preference $25.00 per share, each at a purchase price per share of $25.00 and two series of five-year warrants to purchase an aggregate of 4,000,000 shares of the Company's common stock at an exercise price of $10.00 per share. Each series of warrants includes a put option that will allow the holder to sell the warrants to the Company at a specified put price on or after July 6, 2023. In addition, the Company has granted the investor an option to purchase up to an additional 300,000 shares of the Company's Series A Preferred Stock, 500,000 shares of the Company's Series B Preferred Stock and warrants to purchase an aggregate of 1,000,000 shares of the Company's common stock on the same terms. The Company expects to use the net proceeds from the private placement to acquire mortgage loans and mortgage-related assets consistent with the Company's investment strategy.

ACCESSIBLE AND AFFORDABLE ALTERNATIVES

WE BELIEVE SUPERIOR FINANCING ALTERNATIVES EXIST

If stockholders vote down the proposed transactions, we are confident CSU will be able to readily access more affordable alternatives to sufficiently address near-term capital needs

We believe CSU could raise up to $70 million through an equity rights offering that is decoupled from the Conversant Capital deal

- Ortelius is prepared to participate as a backstop and subscribe well beyond its pro rata stockholdings in a new equity rights offering

- Ortelius believes other established and well-capitalized investors, including Caligan Partners, would be interested in participating as a backstop for the rights offering

- Our interactions with other investors lead us to believe that there is ample interest in a rights offering which does not have the overhang of a priming security, punitive dilution and looming change-in-control of the business

- We believe up to $70 million could be raised in Q4 2021

We believe CSU could raise up to $70 million or more via combined debt and equity financing that is less costly than the Conversant Capital deal

- Ortelius has received a non-binding term sheet from an established, credit-focused manager with more than $10 billion in capital for an approximately $46 million bridge loan that would be made to CSU[1]

- The term sheet includes an interest rate and provisions that are far less burdensome than Conversant Capital's interim financing

- Given CSU is a public company with significant disclosures, we believe the lender that provided the term sheet, or an alternative lender with similar experience, would be able to conduct expedited confirmatory diligence as soon as the Board provided authorization and sized its capital needs

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[1] Subject to confirmatory due diligence.

THE PROPOSED TRANSACTIONS ARE RIDDLED WITH ISSUES, WHEREAS POTENTIAL ALTERNATIVES ARE MORE AFFORDABLE AND EQUITABLE

THE PROPOSED TRANSACTIONS' ISSUES	BENEFITS OF POTENTIAL ALTERNATIVES
✗ A flawed review process ignored possible financing options and relied heavily on misaligned advisors	✓ We are confident that voting down the proposed transactions would allow CSU to readily access more affordable and equitable alternatives
✗ The transactions would significantly dilute stockholders and disincentivize continued investment	✓ A new equity rights offering could benefit all of the Company's stockholders – not just a select few
✗ The Company's capital needs are far less dire than portrayed by the Board as its fundamentals and capital position improve	✓ Our analysis suggests up to $70 million in new capital is sufficient to address CSU's near-term needs
✗ Stockholders appear unhappy with the Conversant Capital deal, as evidenced by the market's reaction	✓ Ortelius believes there is ample interest from investors in a more equitable rights offering
✗ The transactions include costly interim debt financing and would hand over control of CSU to Conversant Capital at a steep discount	✓ An attractive alternative deal would not include the type of usurious and overreaching terms tied to the proposed transactions

SaveCSU

A ~17% STOCKHOLDER APPEARS TO SUPPORT OUR VIEW REGARDING THE VIABILITY OF AN ALTERNATIVE EQUITY RIGHTS OFFERING

On September 13th, Silk Partners LP and its affiliates came out in support of an alternative underwritten rights offering

> **Item 4. Purpose of Transaction.**
>
> Except as specifically set forth below, no changes.
>
> Item 4 is hereby amended and restated by adding the following sentence to the first paragraph.
>
> The Reporting Persons believe that an underwritten shareholder rights offering could offer superior value to the currently proposed transaction.
>
> Item 4 is hereby amended and restated by adding the following as the fourth paragraph.
>
> This Schedule 13D is not a solicitation and the Reporting Persons are not hereby soliciting, and do not intend to solicit, any stockholder to vote, withhold a vote, grant a proxy with regard to, or in any other way take any action with regard to the matters to be voted upon at the Special Meeting of the Issuer on October 12, 2021 and will not accept any proxies in connection with the same.

Source: 13D filed by Silk Partners and its affiliates on September 13, 2021
Ortelius and Silk Partners LP and its affiliates are completely independent of one another

WHAT ORTELIUS IS ASKING OF CSU STOCKHOLDERS

We urge you to vote <u>AGAINST</u> the transactions on our GOLD PROXY CARD to protect the value of your investment and position the Board to assess other financing options



Visit www.SaveCSU.com for more information



THANK YOU